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PINCHUS D. RAICE**
JOSEPH N. PAYKIN△
CHARLES D. KRIEG*
DAVID C. THOMAS*
JAMES KLATSKY*
JAMES G. SMITH++

OF COUNSEL
JOHN M. TANENBAUM+

DAVID J. WOLKENSTEIN*
ROBERT M. STECKMAN*
PARSHHUERAM T. MISIR**

** ADMITTED IN NY AND NJ
* ADMITTED IN NY
△ ADMITTED IN NY AND FL
+ ADMITTED IN NY, CT AND DC
++ ADMITTED IN NY AND CA

03 MAR 11 AM 7:21

March 4, 2003

03007260

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549

Re: Techmarine International plc
SEC File No 82-34690

Pursuant to Rule 12g3-2(b), enclosed please find the press release for the above-referenced issuer.

Very truly yours,

James G. Smith

JGS/

Encl.

cc: Mark Taylor

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

3/11

SEC File No 82-34690

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Company	Techmarine International PLC
TIDM	TMR
Headline	Issue of Equity
Released	07:00 30 Dec 2002
Number	6210F

TechMarine International plc

Exercise of options

The Company has issued 100,000 new ordinary shares of 0.1p each pursuant to the exercise of options. Application will be made for these shares to be admitted to trading on AIM.

30 December, 2002

END

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